ADVISERS INVESTMENT TRUST ON BEHALF OF INDEPENDENT FRANCHISE PARTNERS US EQUITY FUND

Special Meeting of Shareholders	Total Outstanding Shares:	36,668,176
CUSIPS: 00770G102	Total Shares Voted:	20,126,337	54.89%

Report Date:	May 21, 2013
Record Date:	March 26, 2013
Meeting Date:	May 22, 2013	10:00 AM
Mail Date:	April 19, 2013

		SHARES VOTED				% OF THE OUTSTANDING SHARES
		For	%	Withheld	%	For	Withheld
Proposal: To elect the following five individuals as Trustees:
1.0	Michael M. Van Buskirk	20,126,337	100.00%	0	0.00%	54.89%	0.00%
2.0	D’Ray Moore Rice	20,126,337	100.00%	0	0.00%	54.89%	0.00%
3.0	Steven R. Sutermeister	20,126,337	100.00%	0	0.00%	54.89%	0.00%
4.0	Peter B. Cherecwich	20,126,337	100.00%	0	0.00%	54.89%	0.00%
5.0	Dina A. Tantra	20,126,337	100.00%	0	0.00%	54.89%	0.00%

AST Fund Solutions	5/21/2013